November 14, 2008

Via U.S. Mail and Facsimile

William Solko
Chief Executive Officer
Northeast Automotive Holding, Inc.
2174 Hewlett Avenue, Suite 206
Merrick, NY 11566

> RE: Northeast Automotive Holding, Inc.
>   Form 10-K for the fiscal year ended December 31, 2007
>
>   **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis page 10

1. Please revise your filing to provide the information required by Item 303(a) (1) through (4) of Regulation S-K.

Form 10-Q for the quarterly period ended June 30, 2008

Financial Statements

Note 8 – Preferred Stock
Note 9 – Common Stock

2. We note from your disclosure that on April 22, 2008 you entered into a Debt Exchange Agreement (the "Agreement") with William Solko, your Chief Executive Officer. Based on the terms of the Agreement you issued to Mr. Solko 10,000,000 shares of Series A Convertible Preferred Stock ("Series A Preferred") in exchange for the forgiveness and cancellation of $100,000 of debt owed to Mr. Solko and the cancellation of 333,333 common shares (or 10,000,000 shares before the 1-for-30 reverse stock split) owned by Mr. Solko. In this regard, please provide us with a summary of the method(s) and assumptions used by you in determining the fair market value of the Series A Preferred. Also, tell us how you accounted for the difference between (1) the sum of the consideration you received (i.e. the sum of the fair market value of the canceled 333,333 common shares, or 10,000,000 shares before the 1-for-30 reverse stock split, and the $100,000 of debt owed to Mr. Solko) and (2)the fair market value of the 10,000,000 shares of Series A Convertible Preferred issued to Mr. Solko. If no expense was recognized by you in connection with this transaction, please explain why. We may have further comment upon receipt of your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: William Solko, Chief Financial Officer
(516)378-3479